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                                                        EXHIBIT 20.1
From:  General Information
Subject:  CPUC Proposed Restructure Decision

The following release was issued by the California Public Utilities Commission this afternoon.


CPUC Proposes New Electric Industry Market Structure In California To Provide Competition And Consumer Choice

      The California Public Utilities Commission (CPUC) today proposed transition to a competitive electric market beginning January 1, 1998, with all consumers participating by 2003. Consumers seeking lower rates will be able to choose among electricity generators including Pacific Gas & Electric (PG&E), Southern California Edison (SCE) and San Diego Gas & Electric (SDG&E) and their competitors, and the Commission will use performance-based regulation to encourage efficient utility operation.

      The Commission was divided about how restructuring should proceed, with Commissioners Daniel Wm. Fessler, P. Gregory Conlon, and Henry M. Duque adopting a majority policy decision and Commissioners Jessie J. Knight, Jr. and Josiah L. Neeper proposing a minority view.

      As competition in the electric services industry evolves, the Commission will ensure it is fair, expand the current CPUC role of providing protection and information for consumers so they can make informed choices, and provide a forum to resolve customer complaints about electric service. Attention will be given to ensuring that consumers, particularly those with limited English-speaking ability or other disadvantages, receive accurate, reliable and easily understood information.

      The Commission also will continue to assure safe, reliable, and environmentally sensitive service, and that utilities have an opportunity to earn a fair return on investment. Diversity of energy resources and public purpose programs will continue.


Creating a California Consensus

      Because restructuring of California's electric services industry has widespread impact and the market structure requires the participation and oversight of the Federal Energy Regulatory Commission (FERC), the CPUC will work over the next 100 days to build a California Consensus involving the Legislature, the Governor, public and municipal utilities, and customers. This Consensus would then be placed before the FERC so that in a spirit of "cooperative federalism" the CPUC and FERC could together implement the new market structure by January 1, 1998.

      During this time, the Commission also will lay out a "roadmap" of steps to implement its restructuring policy.


Consumer Choice

      By January 1, 1998, a representative number of customers from all customer groups (residential, industrial, commercial, and agricultural) will be able singly or in an aggregate to participate in the first phase of direct access which will last for one year. Consumers will be able to negotiate and contract directly with generation providers (direct access). Their utility will continue to deliver power. Or they may seek a marketer or broker to negotiate power purchase on their behalf. After the first year, there will be no limit on participation in direct access service except for technical constraints.
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      Consumers also may choose to continue to have their utility purchase and deliver electricity to them just as it does now.

      The Commission will regulate the rates, terms, and conditions of utility services not subject to competition using performance- based regulation (PBR) instead of cost-of-service regulation. Under PBR, utilities will have greater flexibility in running their operations and their shareholders will profit from efficiencies or pay for poor performance. PBR should improve service quality and encourage innovation.

New Electric Industry Market Structure

      An Independent System Operator (ISO) will enable competing power producers to have equal opportunity to deliver their supplies. Utilities must transfer operational control of their transmission facilities to the ISO.

      The ISO will control and operate the state's transmission system, schedule delivery of electric power supplies to ensure sufficient power to meet demand, and make sure all standards for transmission service are satisfied. It will also communicate any problems in delivering power supply.

      An independent Power Exchange (Exchange) will operate as a voluntary wholesale power pool allowing power producers to compete on common grounds using transparent rules for bidding into the Exchange. The Exchange matches the bids with bids submitted by utilities, power marketers, brokers or others on behalf of end-user customers, ranking the least-cost bids according to yet-to-be-delivered protocols, and then submits its delivery schedule to the ISO for integration with other schedules submitted under different arrangements.

      Purchasing from and selling to the Exchange is not voluntary for California utilities under CPUC jurisdiction except for divested generation plants. The utilities must bid all their generation output into the Exchange, and purchase their energy from the Exchange. The Commission anticipates that the state's municipal utilities, independent power producers and out-of-state producers will see economic benefits of selling into the Exchange and that municipal utilities, retail aggregators and individual purchasers will see benefit in purchasing from the Exchange.

      The ISO and Power Exchange would be separate, independent entities under FERC jurisdiction.

      Utilities will continue to have direct control and operation of their distribution system, power production and procurement of generation services for their customers. They would also continue to own, but not operate, their transmission facilities.

      The Commission concludes that market power problems will require existing investor-owned utilities to divest themselves of a substantial portion of their generating assets, and provides an incentive to encourage voluntary utility divestiture of 50 percent of their fossil fuel generating assets. Existing utility generation assets would undergo a Commission-reviewed market valuation process within the first five years of implementation of the new market structure.

      Utilities will be obligated to provide distribution service to all customers, and least cost-generation service to those customers who do not choose or are not eligible for direct access.

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      Rates for customers taking both generation and distribution utility service will be capped at levels established by CPUC- approved January 1, 1996 revenue requirements. However, a portion of the rate will be recoverable through a non-bypassable charge called the competition transition charge. All customers who take retail service as of the date of this decision or who begin utility service after this decision will pay this charge whether they choose to receive bundled utility service (generation and distribution) or purchase electricity from a provider other than the utility.


Public Purpose Program Funding

      The Commission suggests the Legislature adopt a non- bypassable "public goods charge" on retail sales to fund research, development, and demonstration and energy efficiency programs. Funding should focus on activities not provided by the competitive market that are in the broader public interest. The Commission also will support legislation authorizing a non- bypassable surcharge, separate from the public goods charge, to fund low-income rate assistance and energy efficiency programs. Funding would be based on need, and funding for low-income energy efficiency services based on detailed analysis of the need for those services.


Environmental Impact Report

     Because the Commission's policy may potentially impact the environment, such as reducing opportunities for energy efficiency incentives and shifting energy production, the Commission will prepare an environmental impact report pursuant to the California Environmental Quality Act. This report will analyze environmental impacts of the policy adopted today, compare environmental effects of alternative policies, and, if necessary, identify mitigation measures for any potentially significant impacts.


Resource Diversity

      To promote resource diversity, the Commission recommends a minimum renewables purchase requirement with credits for meeting the requirement tradeable and a penalty for noncompliance.